                                                                       EXHIBIT 4


                              [BROBECK LETTERHEAD]


October 29, 2001

VIA FACSIMILE AND MAIL

Andre Weiss, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York  10022

Re:      The Quizno's Corporation

Dear Andre,

On behalf of the special committee, I am responding to your October 26, 2001 letter to Mark Bromberg. First, as a point of order, future communications to the special committee from you should be addressed to Lexi Methvin or myself as counsel to the special committee. As in the past, Mr. Fagan should continue to feel free to contact Mr. Bromberg directly.

Your letter makes certain statements of fact, as well as telling the committee what you believe is the proper standard for the committee to use in evaluating Mr. Fagan's proposal. This letter is intended only to respond to certain of your statements of fact which are inaccurate. We will not deal with your unsolicited legal advice to the special committee, except to note that it is inappropriate and incorrect.

Your statement that we made a representation that all filings with the SEC would be indefinitely put on hold is not correct. It was stated that while the special committee was continuing to evaluate Mr. Fagan's proposal, we understand that Quizno's would not make additional filings with the SEC. Subsequently, the special committee informed Mr. Fagan of its inability to obtain necessary third party approvals of the condition to Mr. Fagan's proposal.

The special committee has been extremely diligent in performing its duties. It actively pursued with Quizno's and Levine Leichtman whether the conditions to Mr. Fagan's proposal could be met to allow a feasible offer to be made by Mr. Fagan to the minority stockholders. The committee also offered to facilitate discussions between Mr. Fagan and Levine Leichtman to allow Mr. Fagan to actually make a feasible proposal which the committee would be pleased to negotiate. We are surprised that instead of pursuing a proposal which could actually be

Andre Weiss
October 29, 2001
Page 2


performed, you have chosen to write a letter casting legally and factually inaccurate aspersions on the special committee.

You state that the special committee has refused to negotiate with Mr. Fagan. The special committee has not refused to negotiate and your statement to the contrary is offensive to the committee members who have spend a great deal of time analyzing Mr. Fagan's proposal and speaking directly with him. As the special committee has informed Mr. Fagan, it remains willing to negotiate an offer with Mr. Fagan when Mr. Fagan presents to the special committee an offer which would be acceptable to the independent third parties whose consent will be required. We note that the special committee cannot force Mr. Schaden to negotiate with Mr. Fagan and that point is very clearly stated in the proxy statement. The special committee also remains willing to facilitate a meeting with Mr. Schaden if it would result in a higher price for the minority shareholders.

You state that the special committee approved the Levine Leichtman facility. At the time that Quizno's entered into the facility, the special committee had not been established so this is clearly not correct.

The fact is that Quizno's is subject to the terms and conditions of the Levine Leichtman facility and the terms of Mr. Fagan's proposal would casual an event of default. The special committee does not have the authority or power to alter this circumstance.

Your statement that "the committee is unwilling to and does not even have the authority to enter in negotiations except ..." is completely without foundation. In fact, the committee proactively agreed to facilitate discussions with Levine Leichtman in an attempt to remove the primary third party barrier to an actual offer to minority stockholders. The special committee remains willing to consider any definitive proposal Mr. Fagan makes. He cannot expect the committee to work miracles for him to meet conditions he has imposed on third parties over which the committee has no control.

If you have any questions, please feel free to contact either Lexi Methvin or myself.

Best regards,


/s/ Richard R. Plumridge

Richard R. Plumridge

cc:      Mr. Mark Bromberg
         Lexi Methvin, Esq.